                                  SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934


                       UNITED SHIPPING & TECHNOLOGY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


         Series C Convertible Preferred Stock, par value $.004 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   911-498-103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                    Eunu Chun
           Kirkland & Ellis, 153 East 53rd Street, New York 10022-4675
                                 (212) 446-4800
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                September 1, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

               * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------------------------------------------------------------------------------------------
CUSIP NO. 911-498-103                                     13D                            PAGE 1 OF 17 PAGES
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
1.         Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                                           TH Lee.Putnam Internet Partners, L.P.
----------------------------------------------------------------------------------------------------------------------

2.         Check the Appropriate Box if a Member of a Group                                (a)  [ ]
           (See Instructions)                                                              (b)  [X]
----------------------------------------------------------------------------------------------------------------------

3.         SEC Use Only

----------------------------------------------------------------------------------------------------------------------

4.         Source of Funds (See Instructions)

           WC
----------------------------------------------------------------------------------------------------------------------

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)      [ ]

----------------------------------------------------------------------------------------------------------------------

6.         Citizenship or Place of Organization

           Delaware
----------------------------------------------------------------------------------------------------------------------

                                 7.        Sole Voting Power

                                           453,768
                                --------------------------------------------------------------------------------------

                                 8.        Shared Voting Power
Number of Shares Beneficially
Owned by Each Reporting Person  --------------------------------------------------------------------------------------
With
                                 9.        Sole Dispositive Power

                                           453,768
                                --------------------------------------------------------------------------------------

                                 10.       Shared Dispositive Power

----------------------------------------------------------------------------------------------------------------------

11.        Aggregate Amount Beneficially Owned by Each Reporting Person

           453,768
----------------------------------------------------------------------------------------------------------------------

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares                       [ ]
           (See Instructions)
----------------------------------------------------------------------------------------------------------------------

13.        Percent of Class Represented by Amount in Row (11)

           54.45%
----------------------------------------------------------------------------------------------------------------------

14.        Type of Reporting Person (See Instructions)


           PN
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
CUSIP NO. 911-498-103                                     13D                            PAGE 2 OF 17 PAGES
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------

1.         Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)


                                TH Lee.Putnam Internet Parallel Partners, L.P.
----------------------------------------------------------------------------------------------------------------------

2.         Check the Appropriate Box if a Member of a Group                                (a)  [ ]
           (See Instructions)                                                              (b)  [X]
----------------------------------------------------------------------------------------------------------------------

3.         SEC Use Only

----------------------------------------------------------------------------------------------------------------------

4.         Source of Funds (See Instructions)

           WC
----------------------------------------------------------------------------------------------------------------------

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)      [ ]

----------------------------------------------------------------------------------------------------------------------

6.         Citizenship or Place of Organization

           Delaware
----------------------------------------------------------------------------------------------------------------------

                                 7.        Sole Voting Power

                                           344,138
                                --------------------------------------------------------------------------------------

                                 8.        Shared Voting Power
Number of Shares Beneficially
Owned by Each Reporting Person  --------------------------------------------------------------------------------------
With
                                 9.        Sole Dispositive Power

                                           344,138
                                --------------------------------------------------------------------------------------

                                 10.       Shared Dispositive Power

----------------------------------------------------------------------------------------------------------------------

11.        Aggregate Amount Beneficially Owned by Each Reporting Person

           344,138
----------------------------------------------------------------------------------------------------------------------

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares                       [ ]
           (See Instructions)
----------------------------------------------------------------------------------------------------------------------

13.        Percent of Class Represented by Amount in Row (11)

           41.30%
----------------------------------------------------------------------------------------------------------------------

14.        Type of Reporting Person (See Instructions)

           PN
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
CUSIP NO. 911-498-103                                     13D                            PAGE 3 OF 17 PAGES
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------

1.         Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                                         TH Lee.Putnam Internet Fund Advisors, L.P.
----------------------------------------------------------------------------------------------------------------------

2.         Check the Appropriate Box if a Member of a Group                                (a)  [ ]
           (See Instructions)                                                              (b)  [X]
----------------------------------------------------------------------------------------------------------------------

3.         SEC Use Only

----------------------------------------------------------------------------------------------------------------------

4.         Source of Funds (See Instructions)

           OO
----------------------------------------------------------------------------------------------------------------------

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)      [ ]

----------------------------------------------------------------------------------------------------------------------

6.         Citizenship or Place of Organization

           Delaware
----------------------------------------------------------------------------------------------------------------------

                                 7.        Sole Voting Power

                                --------------------------------------------------------------------------------------

                                 8.        Shared Voting Power

Number of Shares Beneficially              797,906
Owned by Each Reporting Person  --------------------------------------------------------------------------------------
With
                                 9.        Sole Dispositive Power

                                --------------------------------------------------------------------------------------

                                 10.       Shared Dispositive Power

                                           797,906
----------------------------------------------------------------------------------------------------------------------

11.        Aggregate Amount Beneficially Owned by Each Reporting Person

           797,906
----------------------------------------------------------------------------------------------------------------------

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares                       [ ]
           (See Instructions)
----------------------------------------------------------------------------------------------------------------------

13.        Percent of Class Represented by Amount in Row (11)

           95.75%
----------------------------------------------------------------------------------------------------------------------

14.        Type of Reporting Person (See Instructions)

           PN
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
CUSIP NO. 911-498-103                                     13D                            PAGE 4 OF 17 PAGES
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------

1.         Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                                           TH Lee.Putnam Internet Fund Advisors, LLC
----------------------------------------------------------------------------------------------------------------------

2.         Check the Appropriate Box if a Member of a Group                                (a)  [ ]
           (See Instructions)                                                              (b)  [X]
----------------------------------------------------------------------------------------------------------------------

3.         SEC Use Only

----------------------------------------------------------------------------------------------------------------------

4.         Source of Funds (See Instructions)

           OO
----------------------------------------------------------------------------------------------------------------------

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)      [ ]

----------------------------------------------------------------------------------------------------------------------

6.         Citizenship or Place of Organization

           Delaware
----------------------------------------------------------------------------------------------------------------------

                                 7.        Sole Voting Power


                                --------------------------------------------------------------------------------------

                                 8.        Shared Voting Power

Number of Shares Beneficially              797,906
Owned by Each Reporting Person  --------------------------------------------------------------------------------------
With
                                 9.        Sole Dispositive Power

                                --------------------------------------------------------------------------------------

                                 10.       Shared Dispositive Power

                                           797,906
----------------------------------------------------------------------------------------------------------------------

11.        Aggregate Amount Beneficially Owned by Each Reporting Person

           797,906
----------------------------------------------------------------------------------------------------------------------

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares                       [ ]
           (See Instructions)
----------------------------------------------------------------------------------------------------------------------

13.        Percent of Class Represented by Amount in Row (11)

           95.75%
----------------------------------------------------------------------------------------------------------------------

14.        Type of Reporting Person (See Instructions)

           OO
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
CUSIP NO. 911-498-103                                     13D                            PAGE 5 OF 17 PAGES
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------

1.         Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                                             TH Lee Global Internet Managers, L.P.
----------------------------------------------------------------------------------------------------------------------

2.         Check the Appropriate Box if a Member of a Group                                (a)  [ ]
           (See Instructions)                                                              (b)  [X]
----------------------------------------------------------------------------------------------------------------------

3.         SEC Use Only

----------------------------------------------------------------------------------------------------------------------

4.         Source of Funds (See Instructions)

           OO
----------------------------------------------------------------------------------------------------------------------

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)      [ ]

----------------------------------------------------------------------------------------------------------------------

6.         Citizenship or Place of Organization

           Delaware
----------------------------------------------------------------------------------------------------------------------

                                 7.        Sole Voting Power


                                --------------------------------------------------------------------------------------

                                 8.        Shared Voting Power

Number of Shares Beneficially              797,906
Owned by Each Reporting Person  --------------------------------------------------------------------------------------
With
                                 9.        Sole Dispositive Power

                                --------------------------------------------------------------------------------------

                                 10.       Shared Dispositive Power

                                           797,906
----------------------------------------------------------------------------------------------------------------------

11.        Aggregate Amount Beneficially Owned by Each Reporting Person

           797,906
----------------------------------------------------------------------------------------------------------------------

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares                       [ ]
           (See Instructions)
----------------------------------------------------------------------------------------------------------------------

13.        Percent of Class Represented by Amount in Row (11)

           95.75%
----------------------------------------------------------------------------------------------------------------------

14.        Type of Reporting Person (See Instructions)

           PN
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
CUSIP NO. 911-498-103                                     13D                            PAGE 6 OF 17 PAGES
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------

1.         Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)


                                              TH.Lee Global Internet Advisors, LLC
----------------------------------------------------------------------------------------------------------------------

2.         Check the Appropriate Box if a Member of a Group                                (a)  [ ]
           (See Instructions)                                                              (b)  [X]
----------------------------------------------------------------------------------------------------------------------

3.         SEC Use Only

----------------------------------------------------------------------------------------------------------------------

4.         Source of Funds (See Instructions)

           OO
----------------------------------------------------------------------------------------------------------------------

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)      [ ]

----------------------------------------------------------------------------------------------------------------------

6.         Citizenship or Place of Organization

           Delaware
----------------------------------------------------------------------------------------------------------------------

                                 7.        Sole Voting Power

                                --------------------------------------------------------------------------------------

                                 8.        Shared Voting Power

Number of Shares Beneficially              797,906
Owned by Each Reporting Person  --------------------------------------------------------------------------------------
With
                                 9.        Sole Dispositive Power

                                --------------------------------------------------------------------------------------

                                 10.       Shared Dispositive Power

                                           797,906
----------------------------------------------------------------------------------------------------------------------

11.        Aggregate Amount Beneficially Owned by Each Reporting Person

           797,906
----------------------------------------------------------------------------------------------------------------------

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares                       [ ]
           (See Instructions)
----------------------------------------------------------------------------------------------------------------------

13.        Percent of Class Represented by Amount in Row (11)

           95.75%
----------------------------------------------------------------------------------------------------------------------

14.        Type of Reporting Person (See Instructions)

           OO
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
CUSIP NO. 911-498-103                                     13D                            PAGE 7 OF 17 PAGES
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------

1.         Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                                                 TH Lee, Putnam Capital, L.P.
----------------------------------------------------------------------------------------------------------------------

2.         Check the Appropriate Box if a Member of a Group                                (a)  [ ]
           (See Instructions)                                                              (b)  [X]
----------------------------------------------------------------------------------------------------------------------

3.         SEC Use Only

----------------------------------------------------------------------------------------------------------------------

4.         Source of Funds (See Instructions)

           OO
----------------------------------------------------------------------------------------------------------------------

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)      [ ]

----------------------------------------------------------------------------------------------------------------------

6.         Citizenship or Place of Organization

           Delaware
----------------------------------------------------------------------------------------------------------------------

                                 7.        Sole Voting Power

                                --------------------------------------------------------------------------------------

                                 8.        Shared Voting Power

Number of Shares Beneficially              797,906
Owned by Each Reporting Person  --------------------------------------------------------------------------------------
With
                                 9.        Sole Dispositive Power

                                --------------------------------------------------------------------------------------

                                 10.       Shared Dispositive Power

                                           797,906
----------------------------------------------------------------------------------------------------------------------

11.        Aggregate Amount Beneficially Owned by Each Reporting Person


           797,906
----------------------------------------------------------------------------------------------------------------------

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares                       [ ]
           (See Instructions)
----------------------------------------------------------------------------------------------------------------------

13.        Percent of Class Represented by Amount in Row (11)

           95.75%
----------------------------------------------------------------------------------------------------------------------

14.        Type of Reporting Person (See Instructions)

           PN
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
CUSIP NO. 911-498-103                                     13D                            PAGE 8 OF 17 PAGES
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------

1.         Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                                              TH Lee, Putnam Capital Advisors, LLC
----------------------------------------------------------------------------------------------------------------------

2.         Check the Appropriate Box if a Member of a Group                                (a)  [ ]
           (See Instructions)                                                              (b)  [X]
----------------------------------------------------------------------------------------------------------------------

3.         SEC Use Only

----------------------------------------------------------------------------------------------------------------------

4.         Source of Funds (See Instructions)

           OO
----------------------------------------------------------------------------------------------------------------------

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)      [ ]

----------------------------------------------------------------------------------------------------------------------

6.         Citizenship or Place of Organization

           Delaware
----------------------------------------------------------------------------------------------------------------------

                                 7.        Sole Voting Power

                                --------------------------------------------------------------------------------------

                                 8.        Shared Voting Power

Number of Shares Beneficially              797,906
Owned by Each Reporting Person  --------------------------------------------------------------------------------------
With
                                 9.        Sole Dispositive Power

                                --------------------------------------------------------------------------------------

                                 10.       Shared Dispositive Power

                                           797,906
----------------------------------------------------------------------------------------------------------------------

11.        Aggregate Amount Beneficially Owned by Each Reporting Person

           797,906
----------------------------------------------------------------------------------------------------------------------

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares                       [ ]
           (See Instructions)
----------------------------------------------------------------------------------------------------------------------

13.        Percent of Class Represented by Amount in Row (11)

           95.75%
----------------------------------------------------------------------------------------------------------------------

14.        Type of Reporting Person (See Instructions)

           OO
----------------------------------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

                  The class of equity securities to which this statement refers is Series C Convertible Preferred Stock ("Series C Preferred"), $0.004 par value, of United Shipping & Technology, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 9850 51st Avenue North, Suite 110, Minneapolis, Minnesota, 55442.

ITEM 2.  IDENTITY AND BACKGROUND

                  This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) TH Lee.Putnam Internet Partners, L.P., a Delaware limited partnership (the "U.S. Fund"), (2) TH Lee.Putnam Internet Fund Advisors, L.P., a Delaware limited partnership (the "Fund Advisor"), (3) TH Lee.Putnam Internet Fund Advisors, LLC, a Delaware limited liability company (the "Fund Advisor GP"), (4) TH Lee Global Internet Managers, L.P., a Delaware limited partnership (the "Fund Manager"), (5) TH Lee Global Internet Advisors, LLC, a Delaware limited liability company (the "Fund Manager GP"), (6) TH Lee, Putnam Capital, L.P., a Delaware limited partnership,
(7) TH Lee.Putnam Internet Parallel Partners, L.P., a Delaware limited partnership (the "Non-U.S. Fund"), and (8) TH Lee, Putnam Capital Advisors, LLC, a Delaware limited liability company.

                  The U.S. Fund and the Non-U.S. Fund are principally engaged in making equity and equity-related investments in early to late stage Internet and Internet-related companies. The address of the U.S. Fund and the Non-U.S. Fund is 200 Madison Avenue, Suite 2225, New York, New York, 10016.

                  The Fund Advisor is principally engaged in the business of serving as the general partner of the U.S. Fund and the Non-U.S. Fund. The Fund Advisor GP is principally engaged in the business of serving as the general partner of the Fund Advisor. The address of the Fund Advisor and the Fund Advisor GP is 75 State Street, Boston, Massachusetts, 02109.

                  The Fund Manager is principally engaged in the business of serving as manager of the U.S. Fund and the Non-U.S. Fund. The Fund Manager GP is principally engaged in the business of and serving as the general partner of the Fund Manager. The address of the Fund Manager and the Fund Manager GP is 75 State Street, Boston, Massachusetts 02109.

                  TH Lee, Putnam Capital, L.P. is principally engaged in the business of serving as member of the Fund Advisor GP and the Fund Manager GP. The address of TH Lee, Putnam Capital, L.P. is 75 State Street, Boston, Massachusetts 02109.

                  TH Lee, Putnam Capital Advisors, LLC is principally engaged in the business of serving as the general partner of TH Lee, Putnam Capital, L.P. The address of TH Lee, Putnam Capital Advisors LLC is 75 State Street, Boston, Massachusetts 02109.

                  None of the Reporting Persons, nor any of their officers or managing directors, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the past five years.

                  None of the Reporting Persons, nor any of their officers or managing directors, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years which has resulted in subjection to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Pursuant to a Securities Purchase Agreement (the "Agreement"), dated September 1, 2000, between the U.S. Fund, the Non-U.S. Fund and the Issuer, the U.S. Fund and the Non-U.S. Fund agreed to purchase Series C Preferred, and warrants to purchase further Series C Preferred (as further described in Item 4 below). The sale and purchase of the Series C Preferred and the warrants was completed on September 1, 2000. The total consideration paid by the U.S. Fund and to Non-U.S. Fund in connection with their purchase of the Series C Preferred and warrants was $4,787,436.

                  The U.S. Fund and the Non-U.S. Fund obtained funds to make the purchase described above through the capital contributions from their partners. No funds were borrowed by the U.S. Fund or the Non-U.S. Fund for the purpose of completing the transaction.


ITEM 4.  PURPOSE OF TRANSACTION.

                  The Purchasers acquired the Series C Preferred pursuant to the Agreement for general investment purposes. Subject to market conditions and the restrictions articulated in the Agreement, as described below, the Purchasers may acquire or dispose of shares of the Issuer on the open market, or through privately negotiated or other transactions.

                  Except as set forth herein, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the events described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

(a)
                  Pursuant to the Agreement, the Issuer sold, as of September 1, 2000 (the "Initial Closing"), 833,333 shares of its Series C Preferred to the U.S. Fund and the Non-U.S. Fund, at a price of $6.00 per share, for a purchase price of $4,787,436 (the "Purchase Price").

                  The Issuer also issued to the U.S. Fund and the Non-U.S. Fund warrants to purchase shares of Series C Preferred, in exchange for those parties' agreement to cancel outstanding warrants to purchase shares of the Issuer's Series B Convertible Preferred Stock (the "Series B Preferred") issued pursuant to a securities purchase agreement dated May 15, 2000 (the "Initial Purchase Agreement"). At the Closing, the Issuer issued the U.S. Fund and the Non-U.S. Fund warrants (the "Series C Initial Warrants") to purchase 329,316 shares of Series C Preferred, in exchange for the cancellation of warrants issued under the Initial Purchase Agreement to purchase up to an aggregate of 452,901 shares of Series B Preferred for $9.00 per share (the "Series B Additional Warrants"). The exercise price of the Series C Warrants is $.01 and the term of the Series C Warrants expires on September 1, 2005.

                  The shares of Series C Preferred are convertible into shares of the Issuer's common stock (or shares or units of any security into which the Issuer's common stock is changed). The conversion rate is 1:1, subject to adjustment to prevent dilution.

                  The holders of shares of Series C Preferred are entitled to vote on all matters submitted to the shareholders on an as-converted basis. For so long as 20% of the shares of Series C Preferred issued pursuant to the Agreement remain outstanding, the affirmative vote of the holders of two-thirds of the shares of Series C Preferred are required for the Issuer to (i) change the preferences, rights or powers of, increase or decrease the authorized number of, or issue additional shares of the Series C Preferred (or any class of stock that ranks prior to or equal with the Series C Preferred), (ii) change the Issuer's articles or bylaws, (iii) declare or pay dividends or distributions on, or repurchase or redeem, the Issuer's securities, other than (a) with respect to shares of Series C Preferred, (b) the repurchase of options or common stock under the Issuer's stock option plans, or (c) certain mandatory prepayments and repurchases required under the terms an outstanding note and warrant of the Issuer, (iv) merge or consolidate with, or transfer assets out of the ordinary course of business to, any person, (v) liquidate, dissolve or reorganize, or (vi) permit a lien on all or substantially all of the Issuer's property in excess of $5 million, other than in connection with refinancing the Issuer's existing debt.

                  Shares of Series C Preferred receive dividends on an as-converted basis (other than dividends payable solely in shares of common stock), and have a per share liquidation preference of $6.00 (the "Liquidation Value"), plus all accrued and unpaid dividends. The Issuer is required to redeem any outstanding shares of Series C Preferred on August 31, 2006, at a price equal to the aggregate Liquidation Value, plus all accrued and unpaid dividends. The Issuer is required to offer to purchase any outstanding shares of Series C Preferred upon a Change of Control (as defined in the Certificate of Designation for the Series C Preferred) of the Issuer, at a price equal to the aggregate Liquidation Value, plus all accrued and unpaid dividends, in cash or shares of its common stock (or the securities of the entity into which its common stock became converted or was exchanged in connection with the Change of Control).

                  The Issuer will use the Purchase Price primarily to meet certain of its working capital and other needs.

(b) - (c)         Not applicable.

(d)               Not applicable.

(e)               Not applicable.

(f) - (h)         Not applicable.

(j)
                  The Issuer and the Purchaser also entered into an amended and restated registration rights agreement dated as of September 1, 2000 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the holders of a majority of (i) the Issuer's common stock issued upon the conversion of any shares of Series C Preferred issued or issuable to the Purchasers pursuant to the Agreement (whether held by the Purchasers or any successors or assigns of the Purchasers) and (ii) any other shares of the Issuer's common stock held by the persons referred to in clause (i) (collectively, the "Registrable Securities") may request up to three long-form registrations of the Registrable Securities. Each holder of Registrable Securities may request an unlimited number of short form registrations of its Registrable Securities. The Registrable Securities enjoy piggyback registration rights if the Issuer intends to register its other securities.

                  The Agreement, the Registration Rights Agreement and the Warrants are filed as exhibits to this Schedule 13D and are incorporated herein by reference. The foregoing descriptions of such documents are not intended to be complete and are qualified in their entirety by reference to such exhibits.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) AND (b)

                  The U.S. Fund has obtained direct beneficial ownership of 453,768 shares of Series C Preferred pursuant to the Purchase Agreement, representing approximately 54.45% of the outstanding shares of Series C Preferred and 1.38% of the common stock of the Issuer assuming conversion of the Series C Preferred and on a fully diluted basis.

                  The Non-U.S. Fund has obtained direct beneficial ownership of 344,138 shares of Series C Preferred pursuant to the Purchase Agreement, representing approximately 41.30% of the outstanding shares of Series C Preferred and 1.05% of the common stock of the Issuer assuming conversion of the Series C Preferred and on a fully diluted basis.

                  Each of the Fund Advisor, the Fund Advisor GP, the Fund Manager, the Fund Manager GP, TH Lee, Putnam Capital, L.P., and TH Lee, Putnam Capital LLC may be deemed to share voting and dispositive power with respect to 797,906 shares of Series C Preferred beneficially owned by U.S. Fund and Non-U.S. Fund, which represents approximately 2.43% of the outstanding shares of common stock of the Issuer (assuming conversion of the Series C Preferred and on a fully diluted basis). The filing of this Schedule 13D by Fund Advisor, the Fund Advisor GP, the Fund Manager, the Fund Manager GP, TH Lee, Putnam Capital, L.P., and TH Lee, Putnam Capital LLC shall not be construed as an admission that such entities are, for the purpose of Section 13(d) of the Exchange Act, the beneficial owners of Series C Preferred held by the U.S. Fund and the Non-U.S. Fund.

(c) The responses to Items 3 and 4 of this Schedule 13D are incorporated herein.

(d)      Not applicable.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The responses to Items 3, 4, and 5 of this Schedule 13D and corresponding Exhibits to this Schedule 13D are incorporated herein by reference.

                  Except for any agreements described in Items 3, 4 and 5, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.       Description
----------        -----------
1                 Securities Purchase Agreement among United Shipping &
                  Technology, Inc., TH Lee.Putnam Internet Partners, L.P., TH
                  Lee.Putnam Internet Parallel Partners, L.P., THLi Coinvestment
                  Partners LLC and Blue Star I, LLC, dated as of September 1,
                  2000 (incorporated by reference to Exhibit 2.1 to Issuer's
                  Report on Form 8-K dated September 1, 2000 (file No.
                  000-28452)).

2                 Certificate of Designation of Preferences and Rights of Series
                  C Convertible Preferred Stock and Articles of Amendment to the
                  Restated Articles of Incorporation of United Shipping &
                  Technology, Inc, dated as of August 30, 2000 (incorporated by reference to Exhibit 3.1 to Issuer's Report on Form 8-K dated
                  September 1, 2000 (file No. 000-28452)).

3                 Stock Purchase Warrant to Acquire Series C Preferred Stock,
                  Certificate No. W-7, issued September 1, 2000 by United
                  Shipping & Technology, Inc. to TH Lee.Putnam Internet
                  Partners, L.P. for 187,290 shares of Series C Preferred Stock at a price per share equal to

                  $0.01 (incorporated by reference to Exhibit 4.1 to Issuer's
                  Report on Form 8-K dated September 1, 2000 (file No.
                  000-28452)).

4                 Stock Purchase Warrant to Acquire Series C Preferred Stock,
                  Certificate No. W-8, issued September 1, 2000 by United
                  Shipping & Technology, Inc. to TH Lee.Putnam Internet Parallel
                  Partners, L.P. for 142,042 shares of Series C Preferred Stock at a price per share equal to $0.01 (incorporated by reference to Exhibit 4.2 to Issuer's Report on Form 8-K dated September
                  1, 2000 (file No. 000-28452)).

5                 Stock Purchase Warrant to Acquire Series C Preferred Stock,
                  Certificate No. W-9, issued September 1, 2000 by United
                  Shipping & Technology, Inc. to THLi Coinvestment Partners LLC for 10,598 shares of Series C Preferred Stock at a price per share equal to $0.01 (incorporated by reference to Exhibit 4.3 to Issuer's Report on Form 8-K dated September 1, 2000 (file
                  No. 000-28452)).

6                 Stock Purchase Warrant to Acquire Series C Preferred Stock,
                  Certificate No. W-10, issued September 1, 2000 by United
                  Shipping & Technology, Inc. to Blue Star I, LLC for 4,024 shares of Series C Preferred Stock at a price per share equal to $0.01 (incorporated by reference to Exhibit 4.4 to Issuer's
                  Report on Form 8-K dated September 1, 2000 (file No.
                  000-28452)).

7                 Amended and Restated Registration Rights Agreement, among
                  United Shipping & Technology, Inc., TH Lee.Putnam Internet
                  Partners, L.P., TH Lee.Putnam Internet Parallel Partners,
                  L.P., THLi Coinvestment Partners LLC and Blue Star I, LLC, dated as of September 1, 2000 (incorporated by reference to Exhibit 10.1 to Issuer's Report on Form 8-K dated September 1,
                  2000 (file No. 000-28452)).

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  TH LEE.PUTNAM INTERNET PARTNERS, L.P.

                                  By:   TH Lee.Putnam Internet Advisors L.P.
                                  Its:  General Partner


                                        By: /s/ James G. Brown
                                           ----------------------------------
                                              Name: James G. Brown
                                              Title: Managing Director



                                  TH LEE.PUTNAM INTERNET PARALLEL PARTNERS, L.P.

                                  By:   TH Lee.Putnam Internet Advisors L.P.
                                  Its:  General Partner


                                        By: /s/ James G. Brown
                                           ----------------------------------
                                              Name: James G. Brown
                                              Title: Managing Director



                                  TH LEE.PUTNAM INTERNET FUND ADVISORS, L.P.

                                  By:   TH Lee.Putnam Internet Fund Advisors LLC
                                  Its:  General Partner


                                        By: /s/ James G. Brown
                                           ----------------------------------
                                              Name: James G. Brown
                                              Title: Managing Director



                                  TH LEE GLOBAL INTERNET MANAGERS, L.P.

                                  By:   TH Lee Global Internet Advisors LLC
                                  Its:  General Partner


                                        By: /s/ James G. Brown
                                           ----------------------------------
                                              Name: James G. Brown
                                              Title: Managing Director

                                TH LEE GLOBAL INTERNET ADVISORS, LLC


                                By: /s/ James G. Brown
                                   ----------------------------------
                                      Name: James G. Brown
                                      Title: Managing Director



                                TH LEE.PUTNAM INTERNET FUND ADVISORS, LLC


                                By: /s/ James G. Brown
                                   ----------------------------------
                                      Name: James G. Brown
                                      Title: Managing Director



                                TH LEE, PUTNAM CAPITAL, L.P.

                                By:   TH Lee, Putnam Capital Advisors LLC
                                Its:  General Partner


                                By: /s/ Scott Sperling
                                    ----------------------------------
                                      Name: Scott Sperling
                                      Title: Managing Director



                                TH LEE, PUTNAM CAPITAL ADVISORS, LLC


                                By: /s/ Scott Sperling
                                    ----------------------------------
                                      Name: Scott Sperling
                                      Title: Managing Director

                                   SCHEDULE A

                 MEMBERS OF TH LEE, PUTNAM CAPITAL ADVISORS LLC


                 NAME OF MEMBER                           BUSINESS ADDRESS OF MEMBER
                 ----------------------------------------------------------------------------------
                 C. Hunter Boll                           75 State Street
                                                          Boston, MA  02109
                 ----------------------------------------------------------------------------------
                 Anthony J. DiNovi                        75 State Street
                                                          Boston, MA  02109
                 ----------------------------------------------------------------------------------
                 Thomas M. Hagerty                        75 State Street
                                                          Boston, MA  02109
                 ----------------------------------------------------------------------------------
                 David V. Harkins                         75 State Street
                                                          Boston, MA  02109
                 ----------------------------------------------------------------------------------
                 Seth W. Lawry                            75 State Street
                                                          Boston, MA  02109
                 ----------------------------------------------------------------------------------
                 Thomas H. Lee                            75 State Street
                                                          Boston, MA  02109
                 ----------------------------------------------------------------------------------
                 Warren C. Smith, Jr.                     75 State Street
                                                          Boston, MA  02109
                 ----------------------------------------------------------------------------------
                 Scott A. Schoen                          75 State Street
                                                          Boston, MA  02109
                 ----------------------------------------------------------------------------------
                 Scott Sperling                           75 State Street
                                                          Boston, MA  02109
                 ----------------------------------------------------------------------------------
                 Kent R. Weldon                           75 State Street
                                                          Boston, MA  02109
                 ----------------------------------------------------------------------------------
                 Todd M. Abbrecht                         75 State Street
                                                          Boston, MA  02109
                 ----------------------------------------------------------------------------------
                 Charles A. Brizius                       75 State Street
                                                          Boston, MA  02109
                 ----------------------------------------------------------------------------------
                 Scott Jaeckel                            75 State Street
                                                          Boston, MA  02109
                 ----------------------------------------------------------------------------------
                 Soren Oberg                              75 State Street
                                                          Boston, MA  02109
                 ----------------------------------------------------------------------------------
                 Putnam Investments, Inc.                 One Post Office Square
                                                          Boston, MA  02109
                 ----------------------------------------------------------------------------------


*Unless otherwise noted, each of the individuals listed above are United
 States Citizens.

*No individual partner holds or maintains a controlling interest in TH Lee, Putman Capital Advisors LLC.